UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No.__ )*

                       INCARA PHARMACEUTICALS CORPORATION

           ----------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK

           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    45324E103

           ----------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 1999

           ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                  [ ] Rule 13d-1(b)
                                  [ ] Rule 13d-1(c)
                                  [X] Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

         1.  Name of Reporting Person
                     CLAYTON I. DUNCAN
             S.S. or I.R.S. Identification No. of Reporting Person (entities only)

------------ -------------------------------------------------------------------
         2.  Check the Appropriate Box if a Member of a Group
             (See Instructions)                        (a) [ ]
                                                       (b) [ ]
------------ -------------------------------------------------------------------
         3.  SEC Use Only
------------ -------------------------------------------------------------------
         4.  Citizenship or Place of Organization

                      United States
----------------------------- --------------------------------------------------
                              5.       Sole Voting Power
     Number of Shares
Beneficially Owned By Each                598,932
  Reporting Person With:
                              --------------------------------------------------
                              6.       Shared Voting Power

                                          0
                              --------------------------------------------------
                              7.       Sole Dispositive Power

                                          598,932
                              --------------------------------------------------
                              8.       Shared Dispositive Power

                                          0
------------ -------------------------------------------------------------------
         9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                      598,932
------------ -------------------------------------------------------------------
        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                      Not Applicable
------------ -------------------------------------------------------------------
        11.  Percent of Class Represented by Amount in Row (9)

                       11.2%
------------ -------------------------------------------------------------------
        12.  Type of Reporting Person (See Instructions)

                      IN
------------ -------------------------------------------------------------------

Item 1.    Issuer

             (a)  Incara Pharamaceuticals Corporation
             (b)  3200 East Highway 54, Cape Fear Building, Suite 300, Research
                  Triangle Park, North Carolina   27709

Item 2.    Persons Filing

             (a)  Clayton I. Duncan.
             (b) 3200 East Highway 54, Cape Fear Building, Suite 300, Research Triangle Park, North Carolina 27709
             (c)  United States
             (d)  Common Stock
             (e)  Cusip Number 45324E103

             Item 3. Filing Pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

                  Not Applicable

Item 4.    Ownership

             (a)  Amount Beneficially Owned:

                  As of December 31, 1999, Mr. Duncan beneficially owned an aggregate of 598,932 shares of the Issuer's Common Stock which includes (i) 227,375 shares owned (of which, 188,375 shares are unvested shares of restricted stock) by Mr. Duncan, (ii) 120,000 shares owned by Mr. Duncan's children, and (iii) 251,557 shares issuable upon exercise of options held by Mr. Duncan. Mr. Duncan disclaims beneficial ownership of the shares held by his children.

             (b)  Percent of Class:  11.2%
             (c)  i.  598,932 shares;
                  ii.  0;
                  iii. 598,932 shares; and
                  iv.  0.

Item 5.    Ownership of Five Percent or Less of a Class

                  Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable

Item 8.    Identification and Classification of Members of the Group

                  Not Applicable.


Item 9.    Notice of Dissolution of Group

                  Not Applicable

Item 10.   Certification

                  (a)      Not Applicable





                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                           Dated:   February 14, 2000




                                                  /s/ Clayton I. Duncan
                                                  ----------------------------
                                                  Clayton I. Duncan